UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Mylan N.V.

(Name of Issuer)

Ordinary Shares, Nominal Value €0.01 Per Share

(Title of Class of Securities)

N59465 109

(CUSIP Number)

Hubert L. Allen

Executive Vice President, General Counsel and Secretary

Abbott Laboratories

100 Abbott Park Road

Abbott Park, Illinois 60064-6092

(224) 667-6100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Craig A. Roeder

Baker & McKenzie LLP

300 Randolph Street

Chicago, Illinois 60601

(312) 861-8000

July 28, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. N59465 109	13D	Page 2 of Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] Abbott Laboratories (I.R.S. Identification No. 36-0698440)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUND OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 69,750,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 69,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.25%
14	TYPE OF REPORTING PERSON CO

CUSIP No. N59465 109	13D	Page 3 of Pages

1	NAMES OF REPORTING PERSONS Abbott Products
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 62,782,018
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 62,782,018
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,782,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.83%
14	TYPE OF REPORTING PERSON CO

CUSIP No. N59465 109	13D	Page 4 of Pages

1	NAMES OF REPORTING PERSONS Abbott Investments Luxembourg S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,967,982
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 6,967,982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,967,982
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.42%
14	TYPE OF REPORTING PERSON CO

Item 1.                                    Security and Issuer.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the ordinary shares, nominal value €0.01 per share (the “Ordinary Shares”), of Mylan N.V., public limited company (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Issuer”), and amends the Statement on Schedule 13D filed by Abbott Laboratories (“Abbott”) and certain of its subsidiaries on March 6, 2015, as amended as of April 6, 2015, April 10, 2015, and June 18, 2015 (as so amended, the “Initial Statement”). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Initial Statement. Capitalized terms used but not defined in this Amendment No. 4 have the respective meanings set forth in the Initial Statement.

Item 2.                                    Identity and Background.

This Amendment No. 4 amends Item 2 of the Initial Statement by replacing the first three paragraphs of Item 2 with the following:

“This Statement is being filed jointly pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)                                     Abbott Laboratories, an Illinois corporation (“Abbott”);

(ii)                                  Abbott Products, a private unlimited company organized and existing under the laws of the Republic of Ireland (“Abbott Products”); and

(iii)        Abbott Investments Luxembourg S.à r.l., a Luxembourg private limited company (Société à responsabilité limitée) organized under the laws of Luxembourg (“Abbott Luxembourg”).

The Reporting Persons have entered into a joint filing agreement relating to the joint filing of this Statement in accordance with Rule 13d-1(k)(1) under the Exchange Act, a copy of which is attached as Exhibit B to this Statement.

The addresses of the principal executive offices of the Reporting Persons are:

Abbott	100 Abbott Park Road Abbott Park, Illinois 60064-6112

Abbott Products	70, Sir John Rogerson’s Quay Dublin 2 Ireland

Abbott Luxembourg	26, Boulevard Royal L-2449 Luxembourg

Abbott is a global healthcare company.  Abbott Products and Abbott Luxembourg are each indirect, wholly-owned subsidiaries of Abbott.

Certain information with respect to the directors and executive officers of Abbott Products is set forth on Schedule A to this Statement, including each director’s and executive officer’s present principal occupation or employment, business address, citizenship and other information.”

Item 4.                                    Purpose of the Transaction.

This Amendment No. 4 amends Item 4 of the Initial Statement by inserting the following after the last paragraph of Item 4:

“On July 28, 2015, Abbott Established Products Holdings (Gibraltar) Limited distributed 62,782,018 Ordinary Shares of the Issuer to Abbott Products (the “Distribution”). Contemporaneously with the Distribution, Abbott Products became a party to the Shareholder Agreement by executing a joinder agreement thereto (the “Joinder Agreement”). As a result of the Distribution, Abbott Established Products Holdings (Gibraltar) Limited no longer owns any of the Ordinary Shares of the Issuer.”

Item 6.                                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 4 amends Item 6 of the Initial Statement by replacing the first paragraph of Item 6 with the following:

“Each of Abbott, Abbott Luxembourg, Abbott Established Products Holdings (Gibraltar) Limited, Laboratoires Fournier S.A.S. and the Issuer entered into a shareholder agreement (the “Shareholder Agreement”) as of February 27, 2015 in connection with the consummation of the transactions contemplated by the BTA. Pursuant to the Joinder Agreement, Abbott Products became a party to the Shareholder Agreement. The Shareholder Agreement provides for certain rights, restrictions and obligations of the Reporting Persons and the Issuer with respect to the Shares.”

and by inserting the following after the last paragraph of Item 6:

“See the description set forth in Item 4 of this Amendment No. 4, which is incorporated herein by reference.”

Item 7.                                    Material to Be Filed as Exhibits.

The following documents are filed as exhibits to this Statement:

Exhibit	Description

Exhibit A	Joinder Agreement dated as of July 28, 2015 by Abbott Products

Exhibit B	Joint Filing Agreement dated as of August 7, 2015 among the Reporting Persons

Exhibit C	Power of Attorney granted by Abbott Products (Power of Attorney granted by Abbott Luxembourg previously filed with the Commission as Exhibit C to the Initial Statement)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2015

ABBOTT LABORATORIES

By:	/s/ Thomas C. Freyman
Name:	Thomas C. Freyman
Title:	Executive Vice President, Finance and Administration

ABBOTT PRODUCTS

By:	/s/ Thomas C. Freyman
Name:	Thomas C. Freyman
Title:	Director

ABBOTT INVESTMENTS
LUXEMBOURG S.À R.L.

By:	/s/ Thomas C. Freyman
Name:	Thomas C. Freyman
Title:	Class A Manager

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF ABBOTT PRODUCTS

The following table sets forth the name, present occupation or employment and business address of each managing director and executive officer of Abbott Products.  Except as indicated below, each such person is a citizen of the United States.

Name	Present Occupation or Employment	Business Address
Thomas Craig Freyman	Director	100 Abbott Park Road, Abbott Park, Illinois 60064

AJ Shoultz	Director	100 Abbott Park Road, Abbott Park, Illinois 60064

Kimberly Deloian	Alternate Director	100 Abbott Park Road, Abbott Park, Illinois 60064

Matsack Trust Limited*	Company Secretary	0 Sir John Rogerson’s Quay Dublin 2 70 Ireland

* Resident in Ireland.

EXHIBIT A

JOINDER AGREEMENT

This Joinder Agreement (this “Agreement”) dated and effective as of July 28, 2015 has been executed and delivered by Abbott Products, a private unlimited company organized and existing under the laws of the Republic of Ireland, with its registered address at 70, Sir John Rogerson’s Quay, Dublin 2 and registration number 382772 (“Abbott Ireland”).

Abbott Laboratories, an Illinois corporation (“Abbott”), Abbott Established Products Holdings (Gibraltar) Limited, a private company limited by shares organized under the laws of Gibraltar (“Abbott Gibraltar”), certain other subsidiaries of Abbott, and Mylan N.V., a public limited liability corporation (naamloze vennootschap) organized under the laws of the Netherlands (“New Mylan”), are parties to a Shareholder Agreement dated as of February 27, 2015 (the “Shareholder Agreement”).   All capitalized terms used without definition in this Agreement have the respective meanings set forth in the Shareholder Agreement.

Abbott Ireland is a Permitted Transferee for purposes of the Shareholder Agreement. As of the date of this Agreement, Abbott Gibraltar has distributed 62,782,018 Ordinary Shares of New Mylan (the “Distributed Shares”), together with all of its rights and obligations with respect thereto under the Shareholder Agreement, to Abbott Ireland. The foregoing distribution shall not relieve Abbott Gibraltar of its obligations under the Shareholders Agreement with respect to the Distributed Shares.

In accordance with Section 7.6(c) of the Shareholder Agreement, Abbott Ireland hereby agrees to be bound by the terms of the Shareholders Agreement with respect to the Distributed Shares. New Mylan is the intended beneficiary of the foregoing agreement and shall be entitled to enforce the terms of the Shareholder Agreement against Abbott Ireland with respect to the Distributed Shares.

IN WITNESS WHEREOF, Abbott Ireland has caused this Agreement to be signed by its officer thereunto duly organized as of the date first written above.

ABBOTT PRODUCTS

By /s/ AJ Shoultz

Name AJ Shoultz

Title Authorized Representative

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, Abbott Laboratories, an Illinois corporation, Abbott Products, a private unlimited company organized and existing under the laws of the Republic of Ireland, and Abbott Investments Luxembourg S.à r.l., a Luxembourg private limited company (Société à responsabilité limitée) organized under the laws of Luxembourg, agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the Ordinary Shares of Mylan N.V., and further agree that this Agreement be included as an exhibit to such joint filing.

This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

The undersigned, being duly authorized, hereby execute this Agreement this August 7, 2015.

ABBOTT LABORATORIES

By:	/s/ Thomas C. Freyman
Name:	Thomas C. Freyman
Title:	Executive Vice President, Finance and Administration

ABBOTT PRODUCTS

By:	/s/ Thomas C. Freyman
Name:	Thomas C. Freyman
Title:	Director

ABBOTT INVESTMENTS
LUXEMBOURG S.À R.L.

By:	/s/ Thomas C. Freyman
Name:	Thomas C. Freyman
Title:	Class A Manager

EXHIBIT C

POWER OF ATTORNEY

ABBOTT PRODUCTS

Know all men by these presents that Abbott Products does hereby make, constitute and appoint Hubert L. Allen, John A. Berry and Jessica H. Paik, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including Form ID.

/s/ AJ Shoultz
Name: AJ Shoultz, Director

Date: July 31, 2015